Exhibit 10.2

SALE AGREEMENT

BETWEEN

DL PACIFIC CENTER LP,
a Delaware limited partnership

AS SELLER,

and

MAGUIRE PROPERTIES, L.P.,
a Maryland limited partnership

AS BUYER

Table of Contents

List of Schedules

1.1 Description of the Land

3.2 Access Agreement

3.4 Certain Miscellaneous Agreements

1.1(a)(1) Leases

1.1(a)(2) Lease Default Notices

1.1(a)(3) Aged Receivables Report

1.1(a)(4) Security Deposits

1.1(c) Future Leasing Commissions and Tenant Improvement Costs for Existing Leases for Which Buyer is Responsible

List of Exhibits

Exhibit A   —   Estoppel Certificate

Exhibit B   —   Grant Deed

Exhibit C   —   Bill of Sale

Exhibit D   —   Assignment and Assumption of Leases

Exhibit E   —   Assignment and Assumption of Miscellaneous Agreements

Exhibit F   —   Assignment and Assumption of Permits, Intangible Property and Warranties

Exhibit G   —   Seller's Closing Certification

Exhibit H   —   FIRPTA Affidavit

Exhibit I   —   Designation Agreement

Exhibit J   —   Letter to Tenants

Exhibit K   —   Notice to Vendors

Exhibit L   —   Buyer's Closing Certification

Exhibit M   —   Confidentiality Agreement

Purchase and Sale Agreement

This Purchase and Sale Agreement (this "**Agreement**"), dated for reference purposes as of January 10, 2006, is made by and between DL Pacific Center LP, a Delaware limited partnership ("**Seller**"), and Maguire Properties, L.P., a Maryland limited partnership ("**Buyer**"). This Agreement shall not be effective until executed by both Buyer and Seller, and the date on which this Agreement is executed by Buyer or Seller, whichever is later, as indicated on the signature page hereto, shall be referred to herein as the "**Effective Date**."

1.   Purchase and Sale

Seller hereby agrees to sell to Buyer, and Buyer hereby agrees to purchase from Seller, subject to the terms, covenants and conditions set forth herein, all of the following property:

(a) That certain real property located in the City of San Diego, County of San Diego, State of California, commonly known as 1455 Frazee Road and 1615 Murray Canyon Road, and more particularly described in *Schedule 1.1* hereto (the "**Land**");

(b) The buildings, structures and improvements erected or located on the Land (collectively, the "**Improvements**," and together with the Land, collectively, the "**Premises**");

(c) All of Seller's right, title and interest, if any, in and to any rights and appurtenances pertaining to the Land, including minerals, oil and gas rights, air, water and development rights, roads, alleys, easements, streets and ways adjacent to the Land, rights of ingress and egress thereto, any strips and gores within or bounding the Land and in profits or rights or appurtenances pertaining to the Land (the "**Appurtenant Rights**");

(d) All of Seller's right, title, and interest, if any, in all tangible personal property located on the Premises, including furniture, and equipment, but excluding any of the same owned by Tenants (as defined below) (the "**Personal Property**");

(e) All of Seller's right, title, and interest in all leases in effect at the closing of the purchase and sale contemplated hereunder (the "**Closing**") for portions of the Premises, any guaranties thereof (collectively, the "**Leases**"), and any security deposits deposited by tenants of the Property (the "**Tenants**") in respect of such Leases;

(a) All of Seller's right, title, and interest in those agreements affecting the Property that Buyer is required to assume pursuant to Section 3.4 below, or that are the source of obligations Buyer is required to assume pursuant to Section 5.1 or 5.2 below (collectively, the "**Miscellaneous Agreements**");

(g) All of Seller's right, title and interest, if any, in and to all assignable permits and licenses to the extent the same pertain to the Premises (collectively, the "**Permits**");

(h) All of Seller's right, title and interest, if any, in and to any other assignable intangible property, if any, not otherwise specified herein and that is used exclusively in connection with the occupancy and operation of the Premises or that otherwise relates exclusively to the

Premises, including, without limitation, plans and drawings for the Improvements (the "**Intangible Property**"); and

(i) All of Seller's right, title and interest, if any, in and to all assignable warranties of any contractor, manufacturer or materialman which relate to the Improvements or the Personal Property (collectively, the "**Warranties**").

The Premises, Appurtenant Rights, Personal Property, Leases, Miscellaneous Agreements, Permits, Intangible Property and Warranties are herein collectively referred to as the "**Property**".

2.   Purchase Price; Deposit; Escrow

(b) The purchase price ("**Purchase Price**") for the Property shall be One Hundred Forty-Nine Million Dollars ($149,000,000.00), subject to adjustment as provided in Section 8 below, and shall be paid as set forth in subparagraphs (c), (c) and (c) below.

(c) Within one (1) business day following the Effective Date, Buyer shall deposit in escrow with Commonwealth Land Title Company, One Market Street, Spear Street Tower #1850, San Francisco, California 94105, Attn: Linda Rae Paul (the "**Escrow Holder**"), as an initial deposit hereunder, the sum of Four Million Five Hundred Thousand Dollars ($4,500,000.00) (the "**Initial Deposit**"). If Buyer exercises the First Extension Option pursuant to Section 1.1(f), Buyer shall deposit the First Extension Deposit (as defined in Section 1.1(g)) with Escrow Holder as provided in said Section. If Buyer exercises the Second Extension Option pursuant to Section 1.1(g), Buyer shall deposit the Second Extension Deposit (as defined in Section 1.1(g)) with Escrow Holder as provided in said Section. The Initial Deposit and, if applicable, the First Extension Deposit and the Second Extension Deposit, together with all interest earned on the Initial Deposit, the First Extension Deposit and the Second Extension Deposit while the same are held by Escrow Holder, are referred to herein as the "**Deposit**". At all times before the Closing while the Deposit is held by Escrow Holder, the Deposit shall be invested in an interest-bearing account approved by Buyer in writing. Buyer shall provide Escrow Holder with its taxpayer identification number, and all interest earned on the Deposit shall be reported to the appropriate tax authorities using Buyer's taxpayer identification number. At the Closing, the Deposit shall be applied to the Purchase Price. The Initial Deposit shall be non-refundable and shall be deemed fully earned by Seller (except as otherwise expressly set forth herein).

(c) The balance of the Purchase Price, subject to adjustment for any prorations and credits provided hereunder, shall be deposited with Escrow Holder by Buyer by wire transfer of immediately available funds by such time as necessary to permit the transfer of funds to Seller and its lenders to be completed by 1:00 p.m., California time, on the day of the Closing.

(d) Within two (2) business days following the Effective Date, Seller shall deliver a copy of this Agreement to Escrow Holder. This Agreement shall serve as the initial escrow instructions. Counsel for Buyer and Seller are hereby authorized to execute any further escrow instructions necessary or desirable, and consistent with the terms hereof, in connection with the escrow established for this transaction by Escrow Holder (the "**Escrow**"). Escrow Holder shall be the "**Reporting Person**" pursuant to Internal Revenue Code Section 6045(e) with respect to the transaction contemplated by this Agreement.

3.   Buyer's Investigation

3.1   Scope of Investigation

Buyer had the period commencing on December 7, 2005 and ending on the Effective Date (the "**Investigation Period**") to review and approve all matters relating to the Property, including the following matters:

(a) All matters relating to title to the Property, including (i) matters disclosed by that certain 2nd amended preliminary title report dated November 16, 2005, or by any underlying exception document referred to therein (collectively, the "**Title Report**"), issued by Commonwealth Land Title Company (the "**Title Company**") under Order No. 03206370, and a copy of which has been provided to Buyer, or disclosed by any updates thereof or supplements thereto, and (ii) matters disclosed by any survey of the Property. Seller provided Buyer with a copy of that certain survey dated August 28, 2005 and prepared by Hirsch & Company under Job No. 2002.054, without representation or warranty of any kind with respect thereto. Buyer may obtain, at Buyer's sole cost and expense, an updated ALTA survey of the Property, in form sufficient to satisfy the requirements of the Title Company for the issuance of an ALTA owner's policy of title insurance, and a copy of which, as well as copies of any updates thereof or supplements thereto, shall be provided by Buyer to Seller promptly upon Buyer's receipt thereof.

(b) All matters relating to any governmental and other legal requirements relating to the Property, such as taxes, assessments, zoning, use permit requirements and building codes, including any certificates of occupancy, other governmental permits and plans and specifications for the Property. Notwithstanding any provisions of this Agreement to the contrary, Buyer shall not file or cause to be filed any application or make any request (other than inquiries of the public records) with any governmental or quasi-governmental agency which would or could lead to a hearing before any governmental or quasi-governmental agency or which would or could lead to a notice of violation of law or municipal ordinance, order or requirement imposed by such an agency, at the Property or any change in zoning, parcelization, licenses, permits or other entitlements or any investigation or restriction on the use of the Property, or any part thereof; provided, however, that the foregoing shall not preclude Buyer from requesting a customary zoning letter with respect to the Premises from the appropriate governmental agency; and provided, further, that if Buyer's due diligence discloses other matters as to which Buyer desires confirmation from appropriate governmental authorities, Seller shall not unreasonably withhold its consent to a request from Buyer for such confirmation.

(d) The physical condition of the Property, including the interiors, exteriors, structures, pavements, utilities, and all other physical and functional aspects of the Property, and including an investigation as to the presence of Hazardous Materials (as defined in Section 4.1(b) below) at, on or under the Property and the compliance of the Property with all Hazardous Materials Laws (as defined in Section 4.1(b) below).

(d) Any easements and/or access rights affecting the Property.

(e) To the extent in Seller's possession or reasonable control, the following written materials relating to the Property, originals or true copies of all of which materials in Seller's possession or control have been delivered or made available at the Property or at Landmark Asset Management Group, 100 Bayview Circle, Suite 200, Newport Beach, California:

(i) Bills for property taxes and assessments for the 2003-2004, 2004-2005 and 2005-2006 tax years;

(ii) Certificates of occupancy and plans and specifications for the Property;

(iii) Materials regarding the physical condition of the Property, including the interiors, exteriors, structures, utilities, and all other physical and functional aspects of the Property;

(i) Reports, studies, assessments, investigations and other materials related to the presence of Hazardous Materials (as defined in Section 4.1(b) below) at, on or under the Property and the compliance of the Property with all Hazardous Materials Laws (as defined in Section 4.1(b) below);

(v) The Leases, any other leases and occupancy agreements affecting the Property and all amendments thereto, and all the correspondence files for all Tenants;

(vi) Profit and loss operating statements for the Property for the 2003, 2004 and 2005 (year to date) calendar years;

(ii) All agreements affecting the Property not encompassed within any of the other subparagraphs of this Section 3.1(e); and

(viii) Personal Property inventory.

(f) All matters relating to the feasibility of Buyer's proposed ownership of the Property.

(g) Natural hazards disclosure statements for the Property, as required under California law, to be delivered to Buyer within five (5) days after the Effective Date. The natural hazards disclosure statements shall be based on a report or reports of a licensed engineer, land surveyor, geologist, or expert in natural hazard discovery, which report or reports shall be attached to such natural hazards disclosure statement. Buyer acknowledges that the natural hazards disclosure statements shall be based solely on the information contained in the report or reports attached thereto, and Seller shall have no liability for any inaccuracy in such reports, except to the extent that Seller has actual knowledge of the inaccuracy at the time the corresponding natural hazards disclosure statement is signed by Seller.

3.2   *Entry; Insurance; Indemnity*

(e) Pursuant to that certain Access Agreement (the "**Access Agreement**") dated December 7, 2005, by Seller and Buyer (a copy of which is attached hereto as *Schedule 3.2*), Buyer shall have the right, in compliance with the requirements of the Access Agreement and this Section 3.2, to enter on any portion of the Premises for the limited purpose of conducting "Inspections" (as defined in the Access Agreement). Buyer shall conduct such entries and any Inspections in connection therewith so as to minimize disruption at the Property or interference with Seller's business or with Tenants and otherwise in a manner reasonably acceptable to Seller.

(b) Buyer's indemnification of Seller pursuant to Section 12 of the Access Agreement shall extend to the partners, members, trustees, shareholders, directors and officers of Seller, any party owning a direct or indirect interest in Seller, the affiliates of Seller, and the partners, members, trustees, shareholders, directors, officers, employees and agents of each of the foregoing parties (such parties are referred to collectively with Seller as the "**Seller-Related Parties**").

3.3   Title Matters; Buyer's Objections; Seller's Right to Cure

(a) *Disapproved Matters*.

(i) For the period commencing on December 7, 2005 and ending on December 19, 2005 (the "**Title Review Period**") Buyer had the right, by written notice delivered to Seller (the "**Initial Disapproval Notice**"), to disapprove any matter relating to title of the Property. Buyer sent the Initial Disapproval Notice to Seller on December 19, 2005.

(ii) If any material matter relating to title of the Property first arises after the expiration of the Title Review Period, and is not created or caused by Buyer, then Buyer shall have the right to disapprove such matter by delivering a written notice to Seller (a "**Disapproval Notice**") within five (5) days after Buyer first becomes aware of such matter.

(i) All matters relating to title to the Property to which Buyer objects pursuant to Section 3.3(a)(i) or 3.3(a)(ii) above shall be referred to as "**Disapproved Matters**." All matters relating to title to the Property which are not Disapproved Matters shall be deemed approved by Buyer.

(f) *Seller's Right to Undertake Curative Action*. Within four (4) business days after Seller's receipt of a Disapproval Notice, Seller may give written notice to Buyer (a "**Cure Notice**") of (i) any Disapproved Matters set forth in such Disapproval Notice with respect to which Seller is willing to undertake any curative action before the Closing, and (ii) the nature of each such curative action that Seller is willing to undertake (individually and collectively, "**Curative Action**"). Except as expressly set forth in any Cure Notice, Seller shall be deemed to have elected not to undertake any Curative Action with respect to any Disapproved Matters. If (1) the Curative Action set forth by Seller in any Cure Notice consists of anything less than the complete and unconditional cure of all Disapproved Matters set forth in the Disapproval Notice to which such Cure Notice relates, or (2) Seller does not reply to a Disapproval Notice within four (4) business days after Seller's receipt thereof, then Buyer may terminate this Agreement by giving written notice to Seller no later than 5:00 p.m. California time on the third (3rd) business day after receipt of such Cure Notice or the expiration of such four (4) business day period without reply from Seller, as the case may be. If Buyer does not so elect to terminate this Agreement, then Buyer shall be deemed to have waived its disapproval of all Disapproved Matters set forth in such Disapproval Notice except to the extent of Seller's agreement pursuant to the Cure Notice to undertake Curative Action with respect thereto. Unless Buyer terminates this Agreement pursuant to the foregoing, if Seller gives Buyer one or more Cure Notices, then

(A) Seller shall use commercially reasonably efforts to complete the Curative Action set forth therein on or before the Closing Date, and (B) it shall be a condition to Buyer's obligation to purchase the Property hereunder, but not a covenant of Seller, that all Curative Action shall actually be performed on or before the Closing Date. In response to Buyer's Initial Disapproval Notice: (i) Seller agrees to take the following Curative Actions: cause the deed of trust described in exception no. 27 and the assignment of leases described in exception no. 28 of the Title Report to be removed at Closing; and (ii) Seller agrees that the issuance of CLTA 103.3 endorsements to the Title Policy (as defined in Section 6.1 below) for each of the utilities easements described in exceptions nos. 9, 13 and 17, the deletion of exception no. 31, and the modification of exception no. 33 as specified in Buyer's Initial Disapproval Notice shall be conditions to Buyer obligation to purchase the Property. In reliance on the agreements of Seller set forth in the preceding clauses (i) and (ii), Buyer agrees that it shall have no right to terminate this Agreement pursuant to the third sentence of this Section 1.1(f) as a result of Buyer's Initial Disapproval Notice.

(g) *Extension of Closing Date*. If any situation described in Section 3.3(a)(ii) above occurs, and the respective time periods afforded Buyer and Seller to make any elections and give notices with respect thereto as permitted under Sections 3.3(a) and (f) will extend beyond the fifth (5th) day before the Closing Date, then the Closing Date shall be postponed until five (5) days after the disposition of such matter is determined in accordance with the provisions of this Section 3.3.

(h) *Agreement of Title Company to Insure Over Disapproved Matters*. Notwithstanding Seller's unwillingness to agree to completely and unconditionally cure any Disapproved Matter, Buyer may obtain the agreement of the Title Company to omit such Disapproved Matter from the schedule of exceptions to the Title Policy or to affirmatively insure over such Disapproved Matter by endorsement to the Title Policy. Any agreement of the Title Company to so omit or insure shall be a matter solely between Buyer and the Title Company, and the same shall not be condition to Closing, except to the extent the Title Company's agreement to so omit or insure is based upon Seller's agreement pursuant to the Cure Notice to undertake Curative Action with respect to such Disapproved Matter and Seller fails to undertake such Curative Action prior to the Closing. Further, with regard to Seller's obligation to convey title to the Property, any Disapproved Matter which Seller has not agreed to completely and unconditionally cure shall be a Permitted Exception (as defined in subparagraph (g) below) to the Deed (as defined in Section 7.2(a) below) notwithstanding the Title Company's agreement to omit such Disapproved Matter from the Title Policy or to affirmatively insure against such Disapproved Matter by endorsement to the Title Policy, and Buyer shall only seek recourse against the Title Company, and not Seller, with respect to any such Disapproved Matter.

(e) *Permitted Exceptions*. The Deed shall be subject to the following matters (the "**Permitted Exceptions**"):

(i) general real estate taxes not yet due and payable as of the date of Closing;

(ii) the Leases;

(iii) the Miscellaneous Agreements;

(iv) all title matters relating to the Property, other than Disapproved Matters, that are (1) discoverable by means of an accurate survey or inspection of the Property or by making inquiry of persons in possession, or (2) disclosed to Buyer in writing before the Closing;

(v) all Disapproved Matters Seller has not completely and unconditionally agreed to cure, except to the extent, if any, Seller has agreed to undertake Curative Action pursuant to a Cure Notice; and

(vi) all other exceptions created or agreed to by Buyer.

3.4   *Certain Miscellaneous Agreements*

At the Closing, Seller's rights and obligations under those agreements set forth on *Schedule 3.4* attached hereto shall be assigned to and assumed by Buyer. As soon as practicable after the Effective Date, Seller shall deliver to Burnham (as defined in *Schedule 3.4*) a notice that the Burnham Agreement (as defined in *Schedule 3.4*), is terminated effective as of the earlier of the thirtieth (30th) day after such notice or the Closing. In addition, prior to the Closing, (i) Buyer shall deliver a letter to Goldman Ferguson Partners, with a copy to Seller, acknowledging that Buyer shall assume agreement listed as number 3 on *Schedule 3.4*, effective as of the Closing, and (ii) Seller shall deliver to Landmark (as defined in *Schedule 3.4*) a notice that the agreement listed as number 5 on *Schedule 3.4*, is terminated effective as of the Closing. The termination of the Burnham Agreement and the agreement listed as number 5 on *Schedule 3.4* shall not relieve Buyer of the obligation to assume certain post-termination obligations under those agreements as set forth on *Schedule 3.4*.

4.   **As-Is Sale; Release and Indemnity**

4.1   *As-Is Sale*

(a) Buyer acknowledges and agrees that it will have been given, before the expiration of the Investigation Period, a full opportunity to inspect and investigate each and every aspect of the Property, either independently or through agents of Buyer's choosing. The closing of escrow for the purchase of the Property by Buyer shall conclusively constitute Buyer's approval of each and every aspect of the Property, except as otherwise specifically provided herein.

(b) Except with respect to any representations expressly made by Seller in this Agreement, Seller: (i) makes no representations or warranties concerning the Property, income derived therefrom or any matters pertaining thereto; and (ii) makes no representations or warranties with respect to the physical condition or any other aspect of the Property, including, without limitation: (A) the structural integrity of, or the quality of any labor and materials used in the construction of, any improvements on the Land; (B) the conformity of the Improvements to any plans or specifications for the Property (including any plans and specifications that may have been or which may be provided to Buyer by Seller); (C) the compliance of the Property or its operation with any applicable codes, laws, regulations, statutes, ordinances, covenants, conditions and restrictions of any governmental or quasi-governmental entity or of any other person or entity, including zoning or building code requirements; (D) the existence of soil instability, past soil repairs, soil additions or conditions of soil fill or susceptibility to landslides; (E) the sufficiency of any undershoring; (F) the sufficiency of any drainage; (G) whether the

Land is located wholly or partially in any flood plain or flood hazard boundary or similar area; (H) the existence or non-existence of underground storage tanks; (I) any other matter affecting the stability or integrity of the Land or any buildings or improvements situated on or as part of the Improvements; (J) the availability, quality, nature, adequacy and physical condition of public utilities and services for the Property; (K) the habitability, merchantability, fitness, suitability, functionality, value or adequacy of the Property or any component or system thereof for any intended use; (L) the potential for further development of the Property; (M) the existence of vested land use, zoning or building entitlements affecting the Premises; (N) the quality, nature, adequacy and physical condition of the Property, including the structural elements, foundations, roofs, appurtenances, access, landscaping, parking facilities and the electrical, mechanical, HVAC, plumbing, sewage, and utility systems, facilities and appliances; (O) the quality and nature of any groundwater; (P) the zoning or other legal status of the Property or any other public or private restrictions on use of the Property; (Q) the presence of any Hazardous Materials (as defined below) or mold or any mold-like substance on, in, under or about the Property or any nearby property; (R) the condition of title to the Property; (S) the Leases, Miscellaneous Agreements, or other agreements affecting the Property; and (T) the economics of the operation of the Property. Except with respect to any representations expressly made by Seller in this Agreement, Buyer expressly acknowledges that the Property is being sold and accepted "as is, where is" and is being accepted without any representation or warranty, including any representation or warranty by Seller or any agent, officer, employee or representative of Seller. Buyer agrees to make such investigations of the condition of the Property as Buyer deems adequate and shall rely solely upon its own investigation of such condition and not upon any statement of Seller except as may be expressly stated in this Agreement. As used herein, "**Hazardous Materials**" means any material, substance or waste designated as hazardous, toxic, radioactive, injurious or potentially injurious to human health or the environment, or as a pollutant or contaminant, or words of similar import, under any Hazardous Materials Law (as defined below), including, but not limited to, petroleum and petroleum products, asbestos, polychlorinated biphenyls, urea formaldehyde, radon gas, radioactive matter, medical waste, mold, and chemicals which may cause cancer or reproductive toxicity. As used herein, "**Hazardous Materials Law**" means any federal, state or local law, statute, regulation or ordinance now or hereafter in force, as amended from time to time, pertaining to materials, substances or wastes which are injurious or potentially injurious to human health or the environment or the release, disposal or transportation of which is otherwise regulated by any agency of the federal, state or any local government with jurisdiction over the Property or any such material, substance or waste removed therefrom, or in any way pertaining to pollution or contamination of the air, soil, surface water or groundwater, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 9601 *et seq.*), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901 *et seq.*), the Clean Water Act (33 U.S.C. Section 1251 *et seq.*), the Safe Drinking Water Act (42 U.S.C. Section 300f *et seq.*), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 *et seq.*), the Toxic Substance Control Act (15 U.S.C. Section 2601 *et seq.*), the Hazardous Substance Account Act (California Health and Safety Code Section 25300 *et seq.*), the Hazardous Waste Control Law (California Health and Safety Code Section 25100 *et seq.*), the Medical Waste Management Act (California Health and Safety Code Section 25015 *et seq.*), and the Porter-Cologne Water Quality Control Act (California Water Code Section 13000 *et seq.*).

4.2   *Release and Indemnity*

(i) Without limiting the provisions of Section 4.1, Buyer waives its right to recover from the Seller-Related Parties, and forever releases, covenants not to sue and discharges the Seller-Related Parties from, any and all damages, demands, claims, losses, liabilities, penalties, fines, liens, judgments, costs or expenses whatsoever, including attorneys' fees and costs, whether direct or indirect, known or unknown, foreseen or unforeseen, that may arise on account of or in any way be connected with the physical condition of the Property, including, but not limited to, the presence of any Hazardous Materials on, in, under or about the Property, except for any liability of Seller for any breach of any representation or warranty set forth in Section 4.3 below, which liability shall survive the Closing only for the Survival Period (as defined in Section 4.5 below) and shall be subject to the limitation on liability set forth in Section 4.5 below.

(j) In the event the Closing occurs, Buyer shall indemnify, defend and hold harmless the Seller-Related Parties from and against any and all suits, actions, proceedings, investigations, demands, claims, liabilities, fines, penalties, liens, judgments, losses, injuries, damages, expenses or costs whatsoever, including attorneys' and experts' fees and costs and investigation and remediation costs ("**Claims**"), asserted by the party originally identified as Buyer herein ("**Original Buyer**"), or any assignee to whom Buyer assigns its rights under this Agreement ("**Assignee**"), or the partners, members, trustees, shareholders, directors or officers of any party owning a direct or indirect interest in Original Buyer or any such Assignee, or any affiliate of Original Buyer or any such Assignee possessing at any time an ownership interest (whether direct or indirect) in the Property (including any party which may hereafter become an affiliate of Original Buyer or any such Assignee), arising from, relating to, or occasioned in any way by the physical condition of the Property, including, but not limited to, the presence of any Hazardous Materials on, in, under or about the Property, except for any liability of Seller for any breach of any representation or warranty set forth in Section 4.3 below, which liability shall survive the Closing only for the Survival Period and shall be subject to the limitation on liability set forth in Section 4.5 below.

(k) The release set forth in Section 1.1(i) above, and the indemnification set forth in Section 1.1(j) above, includes claims, liabilities and other matters of which Buyer is presently unaware or which Buyer does not presently suspect to exist which, if known by Buyer, would materially affect Buyer's willingness to enter into the release and indemnification of the Seller-Related Parties set forth in Sections 1.1(i) and 1.1(j). In this connection and to the fullest extent permitted by law, Buyer hereby agrees, represents and warrants that Buyer realizes and acknowledges that factual matters now unknown to it may have given or may hereafter give rise to causes of action, claims, demands, debts, controversies, damages, costs, loses and expenses which are presently unknown, unanticipated and unsuspected, and Buyer further agrees, represents and warrants that the release and indemnification set forth in Sections 1.1(i) and 1.1(j) have been negotiated and agreed upon in light of that realization and that Buyer nevertheless hereby intends to release, discharge and acquit the Seller-Related Parties from any such unknown causes of action, claims, demands, debts, controversies, damages, costs, losses and expenses, except for any liability of Seller for any breach of any representation or warranty set forth in Section 4.3 below, which liability shall survive the Closing only for the Survival Period and shall be subject to the limitation on liability set forth in Section 4.5 below. In connection with the release set forth in Section 1.1(i) above, Buyer expressly waives the benefits of Section 1542 of the California Civil Code which provides as follows:

A general release does not extend to claims which the creditor does not know or expect to exist in his favor at the time of executing the release, which if known to him must have materially affected the settlement with the debtor.

(l) The provisions of this Section 4.2 shall survive the Closing.

4.3 Representations and Warranties of Seller

Seller represents and warrants to Buyer as follows:

(a) Seller is a limited partnership, duly organized, validly existing and in good standing under the laws of Delaware, and qualified to transact business and in good standing in the State of California.

(b) Seller has the power and authority to enter into this Agreement and convey the Property to Buyer and to execute and deliver the other documents referred to herein and to perform hereunder and thereunder on behalf of Seller. This Agreement has been duly authorized, executed and delivered by Seller.

(c) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement, nor the compliance with the terms and conditions hereof will violate, in any material respect, any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restrictions of any government, governmental agency or court to which Seller is subject or any contract, instrument or other agreement by which Seller is bound.

(d) Seller is not required to obtain the consent or approval of any government agency, department or other government body, or any lender, partner, investor or other third party, to enter into this Agreement or if required, any such required consents or approvals have been obtained.

(e) There are no general assignments for the benefit of creditors, or voluntary or involuntary proceedings in bankruptcy, existing, pending or, to Seller's knowledge, threatened against Seller.

(m) (i) The Leases listed on *Schedule 4.3(f)(1)* attached hereto constitute all the Leases in effect as of the Effective Date relating to the Property (other than any subleases under such Leases), the same have not been modified except as referenced in *Schedule 1.1(a)(1)*, and Seller has provided true, correct and complete copies of the same to Buyer for its review pursuant to Section 3.1(e)(v) above. (ii) Except for the tenants listed on *Schedule 1.1(a)(2)*, no tenant has given or received a written notice of default within the twelve (12) month period prior to the Effective Date, which default remains uncured as of the Effective Date. (iii) Except as set forth on the aged receivables report attached hereto as *Schedule 1.1(a)(3)*, no Tenant is delinquent in the payment of any rent as of the date of such aged receivables report. (iv) the amount of the security deposit held by Seller under each Lease is as set forth on ***Schedule 1.1 (d)(4)***.

(n) To Seller's knowledge, the reports, studies, assessments, investigations and other materials to be made available to Buyer for its review pursuant to Section 1.1(d)(i) above, shall constitute all written materials in the possession, custody or control of Seller or its property manager related to the presence of Hazardous Materials at, on or under the Property and the compliance of the Property with Hazardous Materials Laws; provided that Seller makes no representation or warranty as to whether Buyer is entitled to rely on any such reports, studies, assessments, investigations or other materials, and if Buyer desires to rely on the same, Buyer shall be responsible for obtaining, at its sole cost and expense, written permission from the preparer of any such items.

(h) There are no service, maintenance, management, parking, brokerage or other agreements or contracts relating to the Property that will bind Buyer or the Property after the Closing except for the Permitted Exceptions and the Miscellaneous Agreements.

(i) Seller has received no written notice of any litigation or other legal action, suit or proceeding that pertains to the Property, or with respect to Seller that impair Seller's ability to perform its obligations under this Agreement, and which remains pending, except for any personal injury or property damage actions covered by insurance.

(j) Seller has received no written notice of any uncured violation of any law applicable to the Premises (including, without limitation, any Hazardous Materials Law).

(k) Seller has not received written notice of any pending condemnation or eminent domain proceeding affecting the Premises, and to Seller's knowledge, no such action is threatened or contemplated.

4.4   *Seller's Knowledge*

As used in this Agreement or in any documents delivered pursuant hereto, the phrases "to Seller's knowledge", "known to Seller", "Seller has not received any notice", or "Seller has not received any written notice" (or similar words), shall mean that the representations and warranties (or other provisions) qualified by any of such phrases are made without investigation of the matters stated therein and are based solely on the current actual knowledge of Mr. A. Corey Hansen, the employee of Seller's property manager, or Jim Christian, asset manager for Seller, either or both of whom would be expected to have the knowledge and would be expected to have received any notice with respect to the existence or non-existence of the matters referenced in Section 4.3 above.

4.5   *Survival of and Limitations on Seller's Representations and Warranties*

All representations and warranties contained in Section 4.3 and all representations contained within any Seller's Lease Certificate provided to Buyer pursuant to Section 1.1(q) below, are qualified by any information contained in any documents or other material made available to Buyer in connection with its review of matters pertaining to the Property pursuant to Section 3 above, including any title report or survey made available to Buyer. All representations and warranties of Seller set forth in Section 4.3 are made as of the Effective Date. In addition, as of Closing Date, Seller shall provide Buyer with a certification regarding the accuracy of such representations and warranties as of such date, including any exceptions or qualifications thereto as of such date ("**Seller's Closing Certification**"). If any exceptions or qualifications to such representations and warranties set forth in Seller's Closing Certification are material, were not known to Buyer as of the expiration of the Investigation Period, and are not acceptable to Buyer in its sole discretion, Buyer may terminate this Agreement and receive a refund of the Deposit, but Seller shall have no liability to Buyer as a result of such qualification and exceptions. In addition, in the event Buyer is actually aware prior to the Closing that any of the representations or warranties set forth in Section 4.3 or any of the representations contained within any Seller's Lease Certificate are not true, correct or complete, and Buyer nonetheless proceeds with the purchase of the Property, such representations and warranties shall be deemed to be qualified by all matters of which Buyer is actually aware, and Buyer shall have no claim for breach of any such representation or warranty to the extent it is actually aware prior to the Closing of any inaccuracies therein. The representations and warranties of Seller set forth in Section 4.3, as qualified by all matters of which Buyer is actually aware as of the Closing and by any exceptions and qualifications set forth on Seller's Closing Certification, and all representations contained within any Seller's Lease Certificate, as qualified by all matters of which Buyer is actually aware as of the Closing, shall survive the Closing of the transaction contemplated in this Agreement and the delivery of the Deed from Seller to Buyer for a period of nine (9) months from and after the Closing Date (the "**Survival Period**"); provided, however, that Buyer must give Seller written notice of any claim Buyer may have against Seller for breach of any such representations and warranties set forth in Section 4.3 (as modified by any exceptions and qualifications set forth on Seller's Closing Certification) or for breach of any representations contained within any Seller's Lease Certificate, prior to the expiration of the Survival Period. Any such claim which Buyer may have which is not so asserted prior to the expiration of the Survival Period shall not be valid or effective, and Seller shall have no liability with respect thereto. Notwithstanding any provision of this Agreement to the contrary, in no event shall Seller's liability for any breach of any representation or warranty under this Agreement, or pursuant to Seller's Closing Certification or a Seller's Lease Certificate exceed Two Million Dollars ($2,000,000.00), in the aggregate.

4.6   Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

(a) Buyer is a limited partnership, duly organized, validly existing and in good standing under the laws of Maryland, and qualified to transact business and in good standing in the State of California.

(b) Buyer has the power and authority to enter into this Agreement and to execute and deliver the other documents referred to herein and to perform hereunder and thereunder on behalf of Buyer. This Agreement has been duly authorized, executed and delivered by Buyer.

(c) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement, nor the compliance with the terms and conditions hereof will violate, in any material respect, any statute, regulation, rule, injunction, judgment, order, decree, ruling, charge or other restrictions of any government, governmental agency or court to which Buyer is subject, or any contract, instrument or other agreement by which Buyer is bound.

(d) Buyer is not required to obtain the consent or approval of any government agency, department or other government body, or any lender, partner, investor or other third party, to enter into this Agreement or if required, any such required consents or approvals have been obtained.

(e) There are no general assignments for the benefit of creditors, or voluntary or involuntary proceedings in bankruptcy, existing, pending or, to Buyer's knowledge, threatened against Buyer.

4.7   Survival of Buyer's Representations and Warranties

All representations and warranties of Buyer set forth in Section 4.6 are made as of the Effective Date. In addition, as of Closing Date, Buyer shall provide Seller with a certification regarding the accuracy of such representations and warranties as of such date, including any exceptions or qualifications thereto as of such date ("**Buyer's Closing Certification**"). If the exceptions or qualifications to such representations and warranties as of the Closing Date are material and are not acceptable to Seller in its sole discretion, Seller may refuse to consummate this transaction and exercise the remedy set forth in Section 1.1(s) below. The representations and warranties of Buyer set forth in Section 4.6, as qualified by any exceptions and qualifications set forth on Buyer's Closing Certification, shall survive the Closing of the transaction contemplated in this Agreement and the delivery of the Deed from Seller to Buyer for the Survival Period; provided, however, that Seller must give Buyer written notice of any claim Seller may have against Buyer for breach of any such representations and warranties set forth in Section 4.6 (as modified by any exceptions and qualifications set forth on Buyer's Closing Certification), prior to the expiration of the Survival Period. Any such claim which Seller may have which is not so asserted prior to the expiration of the Survival Period shall not be valid or effective, and Buyer shall have no liability with respect thereto.

5.   Interim Operation of the Property

5.1   Lease Matters

(o) Provided that Buyer is not in default under this Agreement (after notice from Seller thereof), Seller shall not execute any new leases of the Property or modify, renew or extend any existing leases, in a manner which will reduce the rent payable thereunder, change the expiration date thereof, increase Seller's obligations or adversely affect Seller's rights or interest as landlord thereunder, or decrease the Tenant's obligations or increase the Tenant's rights as tenant thereunder, or execute any other agreements affecting the Property that will survive the Closing, without first obtaining Buyer's written consent (or deemed consent pursuant to this Section 5.1(a)) thereto, which consent shall not be unreasonably withheld or delayed. If Buyer fails to respond within three (3) business days after receipt of a written request from Seller for Buyer's consent to any of the foregoing (which request shall be accompanied by a copy of the proposed lease, lease modification or other agreement), Buyer shall be deemed to have consented to the same. If Seller, with Buyer's consent (or deemed consent) as described above, enters into any leases of the Property or modifies any existing leases after the Effective Date and before the Closing Date, then, provided the Closing occurs, any Tenant Improvement Costs, any leasing commissions, and any other monetary concessions (excluding free rent) incurred in connection with such new leases or lease modifications shall be allocated between Seller and Buyer on a pro rata basis based on the relative duration of the portion of the term of a new lease (or the relative portion of a modified lease from and after the effective date of the modification in the case of a lease modification) occurring prior to or after the Closing. Any free rent shall be borne by the party that owns the Property during the period(s) to which free rent is applicable. Seller shall be given a credit at Closing for all amounts paid by Seller for Tenant Improvement Costs, leasing commissions or other monetary concessions (excluding free rent) in connection with such new leases or lease modifications to the extent such payments exceed Seller's share of such items as determined pursuant to the immediately preceding sentence. In addition, if any leasing commissions, Tenant Improvement Costs or other monetary concessions (excluding free rent) are payable after the Closing Date with respect to such new leases or lease modifications, Buyer shall assume the obligation to pay the same (subject to a credit in favor of Buyer at the Closing for Seller's share, if any, of such costs as determined above to the extent Seller has not paid an amount equal to or in excess of its share of such costs), and any contracts pursuant to which any such obligations are incurred shall be assigned to, and assumed by, Buyer at the Closing. Notwithstanding the foregoing, in no event shall Seller have any obligation to undertake or cause Burnham or Landmark to undertake any efforts or activity to lease any portion of the Property after the Effective Date, and Seller may instead refer any parties interested in leasing the Property to Buyer.

(b) Provided that Buyer is not in default under this Agreement (after notice from Seller thereof), Seller shall not, without Buyer's prior written consent, grant consent or approval to any request made by a Tenant unless Seller is obligated under the applicable lease to grant such consent or approval (without the right to exercise judgment or discretion) or unless such consent or approval would not materially increase the obligations of Seller or adversely affect Seller's rights or interest as landlord under the lease. Buyer agrees to advise Seller, within three (3) business days after Buyer's receipt of Seller's notice of a Tenant's request for such consent or approval (or, if earlier, three (3) days before the date when such response is required under the applicable lease, so long as Seller's notice identifies such earlier deadline), whether Buyer elects that such Tenant's request be granted or denied (and provide, in reasonable detail, the reasons for any denial), which election shall be made pursuant to the reasonableness requirements, if any, set forth in the applicable lease or implied under California law, or in Buyer's judgment if no such requirements are set forth in such lease or implied under California law. If Buyer fails to timely respond to Seller's notice, Seller may grant or deny consent to the Tenant's request in Seller's sole discretion, and Seller shall have no liability to Buyer therefor.

5.2   Certain Leases and Other Agreements

(p) Except as provided in the immediately following sentence Seller agrees to pay (and shall not receive a credit at the Closing for any amounts paid for) the Tenant Improvement Costs, leasing commissions and any other monetary concessions (excluding free rent) associated with any leases, or any modification, renewal or extension entered into (or exercised, in the case of an option) prior to the Effective Date, but without giving effect to any renewals or modifications thereof after the Effective Date (which modifications, renewals or extensions after the Effective Date shall be governed by Section 1.1(b)). Notwithstanding the foregoing, Buyer shall be responsible for the payment of any leasing commissions, Tenant Improvement Costs or other monetary concessions (excluding free rent) identified on *Schedule 1.1(p)*, regardless of when the same become payable, and to the extent the rights and obligations with respect to the payment of the same have not been paid as of the Closing and are set forth in agreements, such rights and obligations shall be assigned to, and assumed by, Buyer at the Closing. To the extent Seller pays any leasing commissions, Tenant Improvement Costs or other monetary concessions (excluding free rent) identified on *Schedule 1.1(p)* before the Closing, provided the Closing occurs, Seller shall be given a credit at Closing for the same. Any free rent shall be borne by the party that owns the Property during the period(s) to which free rent is applicable.

5.3 *Operation of Property*

Seller agrees to keep substantially similar insurance coverage in effect with respect to the Property as is in effect on the Effective Date until the Closing. During the period from the Effective Date through the Closing, Seller shall operate, manage, maintain and repair the Property in a manner consistent with Seller's practices in effect prior to the Effective Date, provided that Seller shall not make any capital improvements to the Property except as required under the term of any Lease.

5.4 **Survival**

The provisions of this Section 5 pertaining to the payment of leasing commissions, Tenant Improvement Costs and any other monetary concessions with respect to Leases shall survive the Closing.

6. Conditions to Closing

6.1 *Conditions to Buyer's Obligations to Close*

The obligation of Buyer to consummate the purchase of the Property as contemplated by this Agreement is subject to the fulfillment of each of the following conditions (in addition to such other items as are set forth elsewhere in this Agreement as conditions to Buyer's obligations to close), any or all of which may be waived in whole or in part by Buyer to the extent permitted by applicable law:

(a) *Delivery of Documents*. Seller shall have deposited into Escrow all instruments and documents to be delivered by Seller to Buyer at the Closing under the provisions of this Agreement.

(q) *Title Policy*. The Title Company shall be committed to issue at Closing an owner's title insurance policy, or an irrevocable binder to issue the same, dated as of the Closing Date, in the full amount of the Purchase Price, showing title to the Premises in the name of Buyer, the form of which shall be CLTA standard coverage; provided that if Buyer obtains an updated ALTA survey of the Property, in form sufficient to satisfy the requirements of the Title Company for the issuance of an ALTA owner's policy of title insurance, then the form shall be ALTA (10/17/92) Standard Form B, with extended coverage, (the "**Title Policy**"), which Title Policy shall be subject only to the standard exclusions from coverage contained in such policy and the Permitted Exceptions, together with such endorsements as specified in Section 1.1(f) above.

(r) *Estoppel Certificates*. Seller agrees to use its commercially reasonable efforts to obtain and deliver to Buyer an estoppel certificate substantially in the form of **Exhibit A** (except where the lease of such Tenant specifies a different form, in which case such different form shall be used) dated not more than forty-five (45) days prior to the original Closing Date specified in Section 1.1(a) below from each Tenant; provided, however, that with respect to any Lease with the United States General Services Administration (the "**GSA**") or the State of California (the "**State**") as Tenant, an estoppel certificate on the standard form used by the GSA or the State shall be permitted, whether or not such form is attached to the Lease. The condition to the obligation of Buyer to consummate the Closing shall be the delivery to Buyer of estoppel certificates satisfying the provisions of this Section 1.1(r) from the following Tenants: (i) each Tenant under a Lease pertaining to more than 20,000 rentable square feet of space (each, a "**Major Tenant**"), and (ii) such other Tenants that in the aggregate with the Major Tenants lease not less than eighty percent (80%) of the square footage of the Improvements currently leased to Tenants. The estoppel certificates to be delivered to Buyer shall be consistent in all material respects with the terms of the applicable Lease as previously delivered to Buyer, and shall disclose no material defaults or alleged material defaults by either Seller or the Tenant under such Lease or any Tenant bankruptcy or any dispute between Seller and a Tenant except for any defaults, bankruptcies or disputes disclosed to Buyer prior to the expiration of the Investigation Period. Buyer's failure to notify Seller of any objections to any estoppel certificate within three (3) business days of Buyer's receipt of the same shall constitute Buyer's acknowledgement that such estoppel certificate satisfies the requirements of this Section 1.1(r). To the extent Seller is unable, despite the exercise of reasonable diligence, to obtain the number of estoppel certificates required under this subparagraph (r), at Seller's option Seller shall have the right with respect to any Leases other than Leases with Major Tenants that in the aggregate do not pertain to more than five percent (5%) of the square footage of the Improvements currently leased to Tenants, to submit in lieu thereof, at Seller's option, a certificate signed by Seller with respect to the applicable Lease and otherwise complying with the requirements of this subparagraph (r), but the matters described in paragraphs 8, 9, 10 and 12 of **Exhibit A** shall be qualified to Seller's knowledge (a "**Seller's Lease Certificate**"). The representations in any such Seller's Lease Certificate shall survive the Closing until the expiration of the Survival Period or such earlier date as the same shall be replaced by an estoppel certificate for the applicable Tenant meeting the requirements set forth above.

(d) *Seller's Compliance*. Seller shall have performed and satisfied all material covenants and material obligations of Seller under this Agreement to the extent such covenants and obligations are to be performed or satisfied as of the Closing Date.

The conditions set forth in this Section 6.1 are solely for the benefit of Buyer and may be waived only by Buyer. Buyer shall at all times have the right to waive any condition. Any such waiver or waivers shall be in writing and shall be delivered to Seller and Escrow Holder. If any of the conditions in this Section 6.1 is not satisfied or has not been so waived by Buyer prior to the Closing Date, Buyer shall deliver written notice to Seller describing the condition that has not been satisfied or waived, and if such condition remains unsatisfied as of the Closing Date, then Buyer shall have the right to terminate this Agreement and the Escrow by written notice to Seller and Escrow Holder. If Buyer terminates this Agreement in accordance with the foregoing, the Deposit shall be refunded to Buyer, all documents deposited into Escrow shall be returned to the party depositing such documents, and neither party shall have any further rights or obligations under this Agreement, except for those rights or obligations which expressly survive the termination of this Agreement. Further, if the failure of such condition also constitutes a default of Seller under this Agreement, then in lieu of terminating this Agreement, Buyer may elect to proceed under either of the options provided under clauses ( ) or (i) of Section 1.1(b).

6.2   *Conditions to Seller's Obligations to Close*

The obligation of Seller to consummate the sale of the Property as contemplated by this Agreement is subject to the fulfillment of each of the following conditions (in addition to such other items as are set forth elsewhere in this Agreement as conditions to Seller's obligations to close), any or all of which may be waived in whole or in part by Seller to the extent permitted by applicable law:

(a) *Deposit of Funds*. Buyer shall have deposited into Escrow the Purchase Price, subject to adjustment for any prorations and credits provided hereunder, and all other monies required to be deposited by Buyer hereunder.

(b) *Delivery of Closing Documents*. Buyer shall have deposited into Escrow all instruments and documents to be delivered by Buyer to Seller at the Closing under the provisions of this Agreement.

(c) *Buyer's Compliance*. Buyer shall have performed and satisfied all material covenants and material obligations of Buyer under this Agreement to the extent such covenants and obligations are to be performed or satisfied as of the Closing Date.

The conditions set forth in this Section 6.2 are solely for the benefit of Seller and may be waived only by Seller. Seller shall at all times have the right to waive any condition. Any such waiver or waivers shall be in writing and shall be delivered to Buyer and Escrow Holder. If any of the conditions in this Section 6.2 is not satisfied or has not been so waived by Seller prior to the Closing Date, Seller shall deliver written notice to Buyer describing the condition that has not been satisfied or waived, and if such condition remains unsatisfied as of the Closing Date, then Seller shall have the right to terminate this Agreement and the Escrow by written notice to Buyer and Escrow Holder. If Seller terminates this Agreement in accordance with the foregoing, the Deposit shall be returned to Buyer or paid over to Seller, as required by the terms of this Agreement, all documents deposited into Escrow shall be returned to the party depositing such documents, and neither party shall have any further rights or obligations under this Agreement, except for those rights or obligations which expressly survive the termination of this Agreement; provided, however, if the failure of such condition also constitutes a default of Buyer under this Agreement, then the provisions of Section 1.1(t) shall apply, and the Deposit shall be paid to Seller as liquidated damages, rather than being returned to Buyer. Without limiting the foregoing, in the event of Buyer's default, Seller's termination of this Agreement pursuant to this Section 6.2 shall not constitute a waiver of Seller's right to recover liquidated damages from Buyer pursuant to Section 1.1(t).

7.   Closing and Transfer of Title

1.1   Closing Date

(s) Provided that all of the conditions precedent to the Closing have been satisfied or waived, the Closing shall be held, and delivery of all items to be made at the Closing under the terms of this Agreement shall be made, at the offices of Escrow Holder at 10:00 a.m. California time on January 30, 2006, or such earlier date and time as Buyer and Seller may mutually agree upon in writing (the "**Closing Date**"). Notwithstanding the foregoing, Seller shall have the right, by written notice to Buyer, given no later than three (3) business days prior to the then-scheduled Closing Date, to extend the Closing Date one or more times, but not for a period of longer than thirty (30) days in the aggregate, (i) if additional time is necessary for Seller to complete any Curative Action, or (ii) if the condition set forth in Section 1.1(r) has not been satisfied by the originally scheduled Closing Date.

(t) Pursuant to the provisions of this Section 7.1(b), Buyer shall have two (2) options to extend the Closing Date for fifteen (15) days each (each referred to as an "**Extension Option**"). In order to exercise the first Extension Option (the "**First Extension Option**"), Buyer shall deliver, no later than two (2) business days prior to the then-scheduled Closing Date, (i) written notice to Seller and Escrow Holder (which may be given by electronic mail, so long as receipt is confirmed telephonically with Janine Roberts or Craig Etlin at the phone numbers listed for such persons in Section 14 below) that Buyer is exercising the First Extension Option, (ii) immediately available funds in an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000.00) (the "**First Extension Deposit**") to Escrow Holder, and (iii) written instructions to the Escrow Holder, with a copy to Seller, to immediately release to Seller the entire amount of the Initial Deposit then being held by Escrow Holder. If Buyer exercises the First Extension Option, Buyer shall be deemed to have waived any liability of Seller and any right to refuse to consummate the Closing by reason of any condition known to Buyer as of the date Buyer exercises the First Extension Option, except to the extent the cure of any such condition is an express condition to Closing pursuant to another section of this Agreement. Provided that Buyer timely and properly exercises the First Extension Option, then in order to exercise the second Extension Option (the "**Second Extension Option**"), Buyer shall deliver, no later than two (2) business days prior to the then-scheduled Closing Date, (i) written notice to Seller and Escrow Holder (which may be given by electronic mail, so long as receipt is confirmed telephonically with Janine Roberts or Craig Etlin at the phone numbers listed for such persons in Section 14 below) that Buyer is exercising the Second Extension, and (ii) immediately available funds in an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000.00) (the "**Second Extension Deposit**") to Escrow Holder. If Buyer exercises the Second Extension Option, Buyer shall be deemed to have waived any liability of Seller and any right to refuse to consummate the Closing by reason of any condition known to Buyer as of the date Buyer exercises the Second Extension Option, except to the extent the cure of any such condition is an express condition to Closing pursuant to another section of this Agreement. In the event Buyer exercises the First Extension Option, the Deposit (including the First Extension Deposit and, if applicable, the Second Extension Deposit) shall not be refundable except in the event of termination of this Agreement by Buyer pursuant to Sections 4.5 (unless such termination is due solely to any exceptions or qualifications of one or more of the representations and warranties set forth in the following Sections: (1) Section 1.1(d)(ii), except for a material landlord default; (2) Section 1.1(d)(iii) and (iv); (3) Section 4.3(i); (4) Section 4.3(j), except to the extent caused by Seller, its agents, employees or contractors; and (5) Section 4.3(k)), 6.1, 9.2 (but only in the case of an uninsured casualty), or 10(b)(ii). No interest shall accrue on any portion of the Deposit following payment or release thereof to Seller.

1.2   Seller's Deliveries

At the Closing, or at such later date as may be indicated below for any specific item, Seller shall deliver or cause to be delivered to Buyer through the Escrow or otherwise, each of the following instruments and documents, duly executed and acknowledged by Seller, as appropriate:

(a) One (1) *original* of a Grant Deed in the form attached hereto as *Exhibit B* (the "**Deed**"), subject only to the Permitted Exceptions.

(b) Four (4) *originals* of a Bill of Sale in the form attached hereto as *Exhibit C*.

(c) Fully executed originals (or copies thereof in the event the originals are not available) of all Leases (which may delivered within five (5) days after the Closing), and four (4) *originals* of an Assignment and Assumption of Leases in the form attached hereto as *Exhibit D*.

(d) Fully executed originals (or copies thereof in the event the originals are not available) of all Miscellaneous Agreements (which may be delivered within five (5) days after the Closing), and four (4) *originals* of an Assignment and Assumption of Miscellaneous Agreements with respect thereto in the form attached hereto as *Exhibit E*.

(e) Originals (or, if originals are unavailable, copies), of all assignable Permits and Warranties (which may be delivered within five (5) days after the Closing), unless the same are posted at the Property, and four (4) *originals* of an Assignment and Assumption of Permits, Intangible Property and Warranties with respect thereto in the form attached hereto as *Exhibit F*.

(f) Four (4) *originals* of a Seller's Closing Certification, in the form attached hereto as *Exhibit G*.

(g) Any required real estate transfer tax declarations or any other similar documentation required to evidence the payment of any tax imposed by the state, county and city on the transaction contemplated hereby.

(h) Four (4) *originals* of an affidavit pursuant to Section 1445(b)(2) of the United States Internal Revenue Code (the "**Federal Code**"), and on which Buyer is entitled to rely, from Seller that it is not a "foreign person" within the meaning of Section 1445(f)(3) of the Federal Code, in the form attached hereto as *Exhibit H* attached hereto (the "**FIRPTA Affidavit**").

(i) Four (4) *originals* of a properly executed certificate (herein, a "**Qualifying Certificate**") under Section 18662 of the California Revenue and Taxation Code ("**CALFIRPTA**") certifying that Seller is not an "individual" seller under CALFIRPTA and either (i) has a permanent place of business in California, or (ii) is qualified to do business in California or (iii) is exempt from

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the CALFIRPTA withholding requirements (if so, such certificate shall specify the applicable exemption).

(j) Five (5) *originals* of a Designation Agreement in the form attached hereto as ***Exhibit I***.

(k) A Letter to Tenants in the form attached hereto as ***Exhibit J***, advising of the sale of the Premises and the address to which future rent should be delivered (which will be delivered to the tenants by Seller or its property manager unless otherwise mutually agreed to by Seller and Buyer).

(l) A Notice to Vendors in the form attached hereto as ***Exhibit K*** (which may be delivered to the vendors by Seller or its property manager unless otherwise mutually agreed to by Seller and Buyer).

(m) To the extent in Seller's possession or reasonable control, all keys and combinations to all locks on the Improvements.

(n) Such other customary documents and instruments as may be required by any other provision of this Agreement or as may reasonably be required to carry out the terms and intent of this Agreement; provided that Seller shall not be obligated to cause the delivery of any such instrument or document that would increase or expand Seller's obligations or liability under this Agreement.

(o) Copies of all books, records, and files of Seller in Seller's possession relating to the Premises and operations thereof, including Tenant files (excluding any proprietary matters, such as appraisals and tax returns), and, to the extent in Seller's possession or available to Seller at no material cost, architects' drawings, blueprints and as-built plans for the Improvements (all of which may be delivered within five (5) days after the Closing).

1.3   Buyer's Deliveries

At the Closing, Buyer shall deliver or cause to be delivered to Seller each of the following instruments and documents, duly executed and acknowledged by Buyer, as appropriate:

(u) Counterparts of the closing documents referenced in Sections 1.1(c), (t), (t), (t) and (t) above.

(b) Four (4) *originals* of a Buyer's Closing Certification, in the form attached hereto as ***Exhibit L***.

(c) Such other documents and instruments as may be required by any other provision of this Agreement or as may reasonably be required to carry out the terms and intent of this Agreement; provided that Buyer shall not be obligated to cause the delivery of any such instrument or document that would increase or expand Buyer's obligations or liability under this Agreement.

1.4   Possession of the Property

At the Closing, possession of the Property shall be delivered to Buyer, subject to the Permitted Exceptions.

8.   Prorations and Adjustments

1.1   General

The following adjustments shall be made with respect to the Property, and the following procedures shall be followed:

(a) *Preparation of Prorations*. At least five (5) days before the Closing Date, Seller shall prepare and deliver, or cause Escrow Holder to prepare and deliver, to Buyer an unaudited statement for the Property (the "**Preliminary Proration Statement**") showing prorations for the items set forth below, calculated as of 12:01 a.m. on the Closing Date, on the basis of a 365-day year. Buyer and its representatives shall be afforded reasonable access to Seller's books and records with respect to the Property and Seller's work papers pertaining to the Preliminary Proration Statement to confirm the accuracy of the Preliminary Proration Statement. Buyer and Seller shall agree upon any adjustments to be made to the Preliminary Proration Statement before the Closing, and at the Closing, Buyer or Seller, as applicable, shall receive a credit equal to the net amount due Buyer or Seller, as applicable, pursuant to the Preliminary Proration Statement as finally agreed upon by Buyer and Seller. The items to be covered by the Preliminary Proration Statement are as follows:

(i) rents, including percentage rents, escalation charges for real estate taxes, parking charges, marketing fund charges, operating expense prepayments and reimbursements from Tenants, maintenance escalation rents or charges, cost-of-living increases or other charges of a similar nature, if any, and any additional charges and expenses payable under the Leases (but only to the extent collected before the Closing Date); provided that if any of the foregoing are not finally adjusted between the landlord and Tenant under any Lease until after the preparation of the Preliminary Proration Statement then proration of such items shall be subject to adjustment pursuant to Section 1.2 below;

(ii) non-delinquent real property taxes and assessments; provided that if the real property tax assessment for the fiscal year in which the Closing occurs has not been issued as of the Closing Date, real property taxes shall be prorated based on the most recent assessed value of the Property, multiplied by the current tax rate, and such tax proration shall be subject to adjustment pursuant to subparagraph (v) of this Section 1.1;

(iii) the current installment (only) on any improvement bonds which are a lien on the Property; Buyer shall take the Property subject to all future installments of any improvement bonds;

(iv) water, sewer and utility charges;

(iii) amounts payable under the Miscellaneous Agreements (including crediting Seller any amount to be credited pursuant to Section 5.1 above); and

(vi) any other expenses normal to the operation and maintenance of the Property.

(v) *Principles of Prorations; Collections and Payments*. Subject to the prorations to be made pursuant to this Section 8, after the Closing Buyer shall collect all revenues and pay all expenses with respect to the Property, even if such revenues and expenses relate to periods before the Closing; provided, however, if any Tenant sends payments to Seller after the Closing, Seller shall deposit such payments to its bank account, and promptly after such payment has cleared, pay to Buyer any portion of such payment to which Buyer is entitled under the provisions of this Section 8. Buyer shall use reasonable efforts consistent with prudent business practices to collect rents or other amounts payable under the Leases that were delinquent as of the Closing Date and that relate to a period before the Closing, provided that Buyer shall not be required to commence an action for unlawful detainer or otherwise bring legal action against any such Tenant. To the extent such delinquent rents and other amounts are collected by Buyer, Buyer may deduct from the amount owed to Seller an amount equal to the out-of-pocket third-party collection costs (including attorneys' fees and costs) actually incurred by Buyer in collecting such rents and other amounts due to Seller. Subject to the foregoing sentence, any rent or other payment collected after the Closing from any Tenant which owed rent that was delinquent as of the Closing Date shall be applied first, to such Tenant's unpaid monetary obligations under the applicable Lease with respect to any periods from the Closing Date through the end of the month in which such payment is made, in such order as Buyer may elect, until such monetary obligations have been paid in full; any remaining amount of such payment shall be paid over to Seller, for application against such Tenant's delinquent monetary obligations under the applicable Lease with respect to any periods before the Closing Date, in such order as Seller may elect, until such delinquent monetary obligations have been paid in full; and any remaining amount of such payment shall be retained by Buyer for application against such Tenant's future obligations under the applicable Lease. Notwithstanding the foregoing, or the provisions of Section 1.1(a) above, if any Tenant pays rent in arrears and as of the Closing such Tenant is not then in default in the payment of base rent under such Tenant's Lease, then rent due for such Tenant for the month in which the Closing occurs shall be prorated between Buyer and Seller at Closing, whether or not the same has been paid by the Tenant. In addition, in calculating the prorations pursuant to this Section 8, Seller shall receive a credit in the amount of any utility, municipality or other deposits relating to the Property made by Seller and which are assigned to Buyer at the Closing. Seller shall be entitled to seek a refund of any deposits not assigned to Buyer and Buyer shall cooperate with Seller's efforts to obtain such refund.

(c) *Security Deposits*. At the Closing, Seller shall assign and deliver to Buyer all prepaid rent, security deposits, letters of credit and other collateral actually received by Seller pursuant to any of the Leases, less any portions thereof applied in accordance with the respective Lease (together with a statement regarding such applications).

(w) *Post-Closing Adjustments*. Notwithstanding anything to the contrary contained in this Section 8, (i) if the amount of the real property taxes and assessments payable with respect to the Property for any period before Closing is determined to be more than the amount of such real property taxes and assessments that is prorated herein (in the case of the current year) or that was paid by Seller (in the case of any prior year), due to a reassessment of the value of the Property or otherwise, Seller and Buyer shall promptly adjust the proration of such real property taxes and assessments after the determination of such amounts, and Seller shall pay to Buyer any increase

22

in the amount of such real property taxes and assessments applicable to any period before Closing; provided, however, that Seller shall not be required to pay to Buyer any portion of such increase that is payable by Tenants under their respective Leases; and (ii) if the amount of the real property taxes and assessments payable with respect to the Property for any period before Closing is determined to be less than the amount of such real property taxes and assessments that is prorated herein (in the case of the current year) or that was paid by Seller (in the case of any prior year), due to an appeal of the taxes by Seller, a reassessment of the value of the Property or otherwise, Seller and Buyer shall promptly adjust the proration of such real property taxes and assessments after the determination of such amounts (net of any costs incurred by Seller in connection with pursuing any appeal thereof), and (A) Buyer shall pay to Seller any refund received by Buyer representing such a decrease in the amount of such real property taxes and assessments applicable to any period before Closing; provided, however, that Buyer shall not be required to pay to Seller any portion of such refund which is payable to Tenants under their respective Leases (other than a portion of such refund equal to the amount of all costs incurred by Seller in connection with pursuing any appeal thereof that the landlord is entitled to deduct from the refunds payable to Tenants under the terms of their respective Leases); and (B) Seller shall be entitled to retain any refund received by Seller representing such a decrease in the amount of such real property taxes and assessments applicable to any period before Closing; provided, however, that Seller shall pay to Buyer that portion of any such refund, after first deducting any and all costs incurred by Seller in connection with pursuing such refund, that is payable to Tenants under their respective Leases. Each party shall give notice to the other party of any adjustment of the amount of the real property taxes and assessments payable with respect to the Property for any period before Closing within thirty (30) days after receiving notice of any such adjustment.

1.2 **Post Closing Reconciliation**

(x) *Certain Delayed Prorations*. If any Tenants are required to pay percentage rents, escalation charges for real estate taxes, parking charges, marketing fund charges, operating expenses, maintenance escalation rents or charges, cost-of-living increases or other charges of a similar nature ("**Additional Rents**"), then, with respect to those Additional Rents which are not finally adjusted between the landlord and Tenant under any Lease until after the preparation of the Preliminary Proration Statement pursuant to Section 1.1(a) above, Buyer shall submit to Seller, no later than March 31, 2007, an unaudited statement for the Property (a "**Supplemental Proration Statement**") covering any such Additional Rents or any other items which have been finally adjusted between Buyer and such Tenants for the 2006 calendar year, containing a calculation of the prorations of such Additional Rents and such other items, prepared based on the principles set forth in Section 1.1(a) above, provided that in making such adjustment, the parties shall exclude any Additional Rents arising from increased real property taxes for the Property to the extent such increase results from Buyer's purchase of the Property. In order to enable Buyer to make any year-end reconciliations of Additional Rents with Tenants for the 2006 calendar year, following the Closing, Seller shall deliver to Buyer a final statement of (i) all operating expenses for the Property which are actually paid by Seller and permitted to be passed through to Tenants pursuant to the terms of each Tenant's respective Lease, with respect to the portion of the 2006 calendar year occurring prior to the Closing ("**Seller's 2006 Actual Operating Expenses**"), together with copies of all documentation evidencing Seller's 2006 Actual Operating Expenses, including copies of third-party invoices and copies of Seller's books and records applicable thereto, and (ii) all estimated payments of Additional Rents received by Seller from Tenants with respect to the portion of the 2006 calendar year occurring prior to the Closing. If Additional Rents for the 2005 calendar year have not finally adjusted between Seller and any Tenant as of the Closing, Seller shall retain all rights and obligations with respect to the adjustment thereof directly with the Tenant following the Closing, subject to the provisions of Section 1.1(w) above. Without limiting the generality of the foregoing, but subject to the provisions of Section 1.1(w) above, Seller shall retain all rights to bill and collect any additional amounts owing by any Tenant with respect to Additional Rents for the 2005 calendar year, and shall remain obligated to pay any refund owing to any Tenant for overpayment of Additional Rents for the 2005 calendar year.

(b) *Audit Rights for Supplemental Proration Statements*. Seller and its representatives shall be afforded the opportunity to review all underlying financial records and work papers pertaining to the preparation of all Supplemental Proration Statements, and Buyer shall permit Seller and its representatives to have full access to the books and records in the possession of Buyer or any party to whom Buyer has given custody of the same relating to the Property to permit Seller to review the Supplemental Proration Statements. Any Supplemental Proration Statement prepared by Buyer shall be final and binding for purposes of this Agreement unless Seller shall give written notice to Buyer of disagreement with the prorations contained therein within sixty (60) days following Seller's receipt of such Supplemental Proration Statement, specifying in reasonable detail the nature and extent of such disagreement. If Buyer and Seller are unable to resolve any disagreement with respect to any Supplemental Proration Statement within ten (10) business days following receipt by Buyer of the notice referred to above, either party may pursue any remedy available for the resolution of such dispute.

(y) *Payments for Adjustments*. Any net credit due Seller or Buyer, as the case may be, shall be paid to Seller or Buyer, as the case may be, within seventy-five (75) days after the delivery of a Supplemental Proration Statement to Seller, unless Seller approves any such statement before the expiration of the applicable sixty (60) day period provided in Section 1.1(b) above, in which case such payment shall be made within fifteen (15) days after Seller notifies Buyer of such approval, or unless Seller notifies Buyer of a disagreement with respect to any such statement as provided in Section 1.1(b) above, in which case such payment (less a hold back sufficient to cover the amount of the disagreement) shall be made within fifteen (15) days after Seller notifies Buyer of such disagreement, and any further payment due after such disagreement is resolved shall be paid within fifteen (15) days after the resolution of such disagreement.

1.3 *Survival*

The obligations of Seller and Buyer under this Section 8 shall survive the Closing.

9. Risk of Loss and Insurance Proceeds

1.1 *Minor Loss*

Except in the case of a Major Loss (as defined in Section 1.2 below), Buyer shall be bound to purchase the Property for the full Purchase Price as required by the terms hereof, without regard to the occurrence or effect of any damage to the Property or destruction of any Improvements or condemnation of any portion of the Property, and upon the Closing, there shall be a credit against the Purchase Price due hereunder equal to the amount of any insurance proceeds or condemnation awards collected by Seller as a result of any such damage or destruction or condemnation, plus the amount of any insurance deductible (which, for purposes of this Article 9 shall also include the insured's share of any co-insurance), less any sums expended by Seller toward the restoration or repair of the Property as a result of such casualty or condemnation; provided, however, with respect to the deductible under any policy of earthquake insurance, Seller shall have no obligation to give Buyer a credit in excess of Twenty-Five Thousand Dollars ($25,000.00). If the proceeds or awards have not been collected as of the Closing, then such proceeds or awards shall be assigned to Buyer at Closing, and Buyer shall receive a credit from Seller at Closing equal to the amount of the deductible under any policy of insurance pursuant to which such assigned proceeds will be paid; provided that if Seller shall have expended any sums before the Closing to repair or restore the Property, the amount expended by Seller shall first be deducted from any credit due Buyer for the deductible under any insurance policy, and if the amount expended by Seller exceeds the total amount of such deductible(s), Seller shall reserve from the assignment of insurance proceeds to Buyer, the amount of such excess. If damage due to an earthquake occurs and the cost to repair the damage exceeds Twenty-Five Thousand Dollars ($25,000.00), then unless Seller notifies Buyer within twenty (20) days after the occurrence thereof that it will waive the Twenty-Five Thousand Dollar ($25,000.00) limitation on the credit to Buyer, then such loss or damage shall be governed by Section 1.2.

1.2   *Major Loss*

If (i) the cost to repair such damage or destruction to Property exceeds Three Million Dollars ($3,000,000), or(ii) in the case of condemnation, if either the value of the portion of the Property taken exceeds Three Million Dollars ($3,000,000) or the portion of the Property that is taken causes the Property to be in violation of any existing laws or governmental regulations or would permit any Tenant(s) occupying in the aggregate more than ten percent (10%) of the rentable area of the Improvements to terminate their Leases, or (iii) in the case of damage due to an earthquake which, under the terms of Section 1.1 above, is to be governed by this Section 1.2 (any event in clause (i), (ii) or (iii) above referred to herein as a "**Major Loss**"), then Buyer may, at its option to be exercised by written notice to Seller within twenty (20) days after Seller's notice to Buyer of the occurrence of the damage or destruction or the commencement of condemnation proceedings, either (a) elect to terminate this Agreement, in which case the Deposit shall be refunded to Buyer, and neither party shall have any further obligations under this Agreement, except for obligations which expressly state that they shall survive termination of this Agreement, or (b) consummate the purchase of the Property for the full Purchase Price as required by the terms hereof, subject to the credits against the Purchase Price provided below. If Buyer elects to proceed with the purchase of the Property, then, upon the Closing, Buyer shall be given a credit against the Purchase Price due hereunder equal to the amount of any insurance proceeds or condemnation awards collected by Seller as a result of any damage or destruction or condemnation, plus the amount of any insurance deductible, less any sums expended by Seller toward the restoration or repair of the Property as a result of such casualty or condemnation; provided, however, with respect to the deductible under any policy of earthquake insurance, Seller shall have no obligation to give Buyer a credit in excess of Twenty-Five Thousand Dollars

($25,000.00). If the proceeds or awards have not been collected as of the Closing, then such proceeds or awards shall be assigned to Buyer at Closing, and Buyer shall receive a credit from Seller at Closing equal to the amount of the deductible under any policy of insurance pursuant to which such assigned proceeds will be paid; provided that if Seller shall have expended any sums before the Closing to repair or restore the Property, the amount expended by Seller shall first be deducted from any credit due Buyer for the deductible under any insurance policy, and if the amount expended by Seller exceeds the total amount of such deductible(s), Seller shall reserve from the assignment of insurance proceeds to Buyer, the amount of such excess. If Buyer fails to give Seller notice within such 20-day period, then Buyer will be deemed to have elected to proceed in accordance with clause (b) above.

10.   Default

(z) *Buyer's Default*. If the Closing does not occur as a result of Buyer's default hereunder, Seller's sole and exclusive remedy shall be to terminate this Agreement by giving written notice thereof to Buyer, whereupon the Deposit (which for purposes of this Section 1.1(a) shall mean the portion of the Deposit that has been previously delivered by Buyer to either Escrow Holder or Seller) shall be paid to Seller as liquidated damages, as Seller's sole and exclusive remedy on account of such default hereunder by Buyer; provided, however, that this provision will not limit Seller's right to receive reimbursement for attorneys' fees pursuant to Section 1.1 below, nor waive or affect any provisions of this Agreement which expressly state that they shall survive the termination of this Agreement, and neither party shall have any further liability or obligation to the other hereunder, except for provisions of this Agreement which expressly state that they shall survive the termination of this Agreement. The parties acknowledge and agree that Seller's actual damages in the event of Buyer's default would be extremely difficult or impracticable to determine. After negotiation, the parties have agreed that, considering all the circumstances existing on the date of this Agreement, the amount of the Deposit is a reasonable estimate of the damages that Seller would incur in such event. The payment of the Deposit to Seller as liquidated damages under the circumstances provided for herein is not intended as a forfeiture or penalty within the meaning of Sections 3275 or 3369 of the California Civil Code, but is intended to constitute liquidated damages to Seller pursuant to Sections 1671, 1676 and 1677 of the California Civil Code. By placing their initials below, each party specifically confirms the accuracy of the statements made above, the reasonableness of the amount of liquidated damages agreed upon, and the fact that each party was represented by counsel who explained, at the time this agreement was made, the consequences of this liquidated damages provision.

	Initials:	DL	ML
		Seller	*Buyer*

(b) *Seller's Default*. If the Closing does not occur as a result of Seller's default hereunder, then, Buyer may, at its sole election, proceed with one of the following mutually exclusive alternatives:

(i) waive such default and proceed with the Closing with no reduction in the Purchase Price; provided, however, that this provision will not waive or affect any of Seller's other obligations under this Agreement to be performed after the Closing with respect to any matter other than such default;

(ii) terminate this Agreement, (A) whereupon the Deposit shall be returned and paid to Buyer, (B) Seller shall pay to Buyer the out-of-pocket third party expenses incurred by Buyer in connection with the negotiation of this Agreement, the review, testing and analysis of the Property, the acquisition of a loan to fund the Purchase Price, and/or other matters in preparation or furtherance of the consummation of Closing, not to exceed One Hundred Fifty Thousand Dollars ($150,000.00) in the aggregate, and (C) neither party shall have any further liability or obligation to the other hereunder, except for provisions of this Agreement which expressly state that they shall survive the termination of this Agreement; or

(i) file in any court of competent jurisdiction an action for specific performance to cause Seller to convey the Property to Buyer pursuant to the terms and conditions of this Agreement; but Buyer shall not be entitled to recover monetary damages from Seller in connection with such default; provided, however, that this provision will not limit Buyer's right to receive reimbursement for attorneys' fees pursuant to Section 1.1 below, nor waive or affect any of Seller's other obligations under this Agreement to be performed after the Closing with respect to any matter other than such default.

11. Expenses

(a) All documentary stamp taxes and county transfer taxes shall be borne and paid by Seller, and all recording fees shall be borne and paid one-half by Seller and one-half by Buyer.

(b) All Escrow and Closing costs charged by Escrow Holder, and any investment charges or escrow fees incurred with respect to the Escrow shall be borne and paid one-half by Seller and one-half by Buyer.

(c) Seller shall pay the cost of a CLTA owner's title insurance policy in the amount of the Purchase Price and the cost of any endorsements obtained in connection with a Curative Action undertaken by Seller. Buyer shall pay any additional cost of the Title Policy (including the cost of ALTA extended coverage and the cost of all endorsements, except for endorsements obtained in connection with a Curative Action undertaken by Seller).

(aa) Buyer shall pay its due diligence expenses (including, but not limited to, the cost of any updated survey obtained by Buyer pursuant to Section 3.1(a) above), and each party shall pay its own attorneys' fees in connection with the negotiation, documentation and consummation of the transactions contemplated hereunder. Each party shall pay its own costs of preparing and/or reviewing the Preliminary Prorations Statement and any Supplemental Prorations Statement in connection with this Agreement. The provisions of this Section 1.1(aa) shall survive any termination of this Agreement.

(e) Other costs, charges, and expenses shall be borne and paid as provided in this Agreement, or in the absence of such provision, in accordance with the custom in the county where the Premises are located.

12. Brokers

(a) Seller represents to Buyer, and Buyer represents to Seller that (except for Secured Capital Corp and Burnham Real Estate Services, Inc. ("**Broker**"), whose commission will be paid by Seller pursuant to the terms of a separate agreement between Broker and Seller), there is no broker, finder, or intermediary of any kind with whom such party has dealt in connection with this transaction.

(b) Seller agrees to indemnify and hold harmless Buyer, the partners, members, trustees, shareholders, directors and officers of Buyer, any party owning a direct or indirect interest in Buyer, the affiliates of Buyer, and the partners, members, trustees, shareholders, directors, officers, employees and agents of each of the foregoing parties (the "**Buyer-Related Parties**"), from and against all claims, demands, causes of action, judgments, and liabilities which may be asserted or recovered for brokerage or finders fees, commissions, or other compensation in connection with the transaction contemplated under this Agreement claimed by any party other than Broker to be owing to such party due to any dealings between Seller and the party claiming such fee, commission or compensation, including costs and reasonable attorneys' fees incident thereto. Buyer agrees to indemnify and hold harmless the Seller-Related Parties, from and against all claims, demands, causes of action, judgments, and liabilities which may be asserted or recovered for brokerage or finders fees, commissions, or other compensation in connection with the transaction contemplated under this Agreement claimed by any party other than Broker to be owing to such party due to any dealings between Buyer and the party claiming such fee, commission or compensation, including costs and reasonable attorneys' fees incident thereto. The parties hereto agree that the foregoing obligations of indemnification shall survive the Closing hereunder or the expiration or termination of this Agreement, however caused.

13. Assignment

Original Buyer may, upon written notice (an "**Assignment Notice**") to Seller, not later than five (5) business days before the Closing, assign its right to purchase the Property hereunder to any other entity that is (and as of the Closing shall continue to be) (i) controlled by Original Buyer through the control by the Original Buyer of the managing general partner of the assignee's partnership or the managing member of the assignee's limited liability company, as the case may be, and (ii) an entity in which Original Buyer shall own, directly or indirectly, more than twenty percent (20%) of the stock or other equity interest, provided that such entity shall assume all obligations of Buyer hereunder in a written agreement (the "**Assignment**") reasonably acceptable to Seller, including, specifically, reaffirmation of the release and indemnification set forth in Section 4.2 above. Any Assignment Notice must include the proposed form of the Assignment and the name and jurisdiction of organization of the assignee. In addition, Buyer must deliver to Seller a copy of the fully executed Assignment prior to the Closing Date. Except in compliance with the preceding three sentences, Buyer may not assign this Agreement to any other party without Seller's prior written consent, which consent may be granted, conditioned or denied in Seller's sole and absolute discretion. Notwithstanding anything herein to the contrary,

Buyer shall not in any event be released from any of its obligations or liabilities hereunder in the event of any assignment by Buyer, including, but not limited to, any obligations which survive the Closing, whether contained in this Agreement or any document to be delivered by Buyer at the Closing, even if such document is signed by the assignee of Buyer only. Subject to the limitations described herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and assigns.

14.   Notices

Any and all notices or other communications required or permitted to be given under this Agreement shall be in writing and either (i) personally delivered, in which case notice shall be deemed delivered upon receipt, (ii) sent by facsimile, in which case notice shall be deemed delivered upon the sender's receipt of confirmation of transmission of such facsimile notice produced by the sender's facsimile machine, (iii) sent by any nationally recognized overnight courier service with provisions for proof of delivery, in which case notice shall be deemed delivered on the next business day after the sender deposits the same with such delivery service, or (iv) sent by United States Mail, postage prepaid, certified mail, return receipt requested, in which case notice shall be deemed delivered on the date of delivery as shown on the return receipt or the date of the addressee's refusal to accept delivery as indicated by the United States Postal Service, and in any case such notices or other communication shall be addressed to the following addresses:

Buyer:	Maguire Properties, L.P. 333 South Grand Avenue, Suite 400 Los Angeles, California 90071 Attention: Robert F. Maguire III and Mark Lammas Telephone: (213) 626-3300 Telecopy: (213) 533-5107 and (213) 533-5198
with a copy to:	Munger, Tolles & Olson LLP 355 South Grand Avenue, Suite 3500 Los Angeles, California 90071 Attention: Jeffrey A. Heintz, Esq. Telephone: (213) 683-9185 Telecopy: (213) 683-5185
Seller:	DL Pacific Center LP c/o DRA Advisors, LLC 220 East 42nd Street, 27th Floor New York, New York 10017 Attention: Ms. Janine Roberts Telephone: (212) 697-4740 Telecopy: (212) 697-7403

<table>
<tr><td>with a copy to:</td><td>Landmark Asset Management Group
100 Bayview Circle, Suite 200
Newport Beach, California 92660
Attention: Mr. A. Corey Hansen
Telephone: (949) 856-3100
Telecopy: (949) 856-3232</td></tr>
<tr><td>and a copy to:</td><td>Morrison & Foerster llp
425 Market Street
San Francisco, California 94105
Attention: Craig B. Etlin, Esq.
Reference: 23573/128
Telephone: (415) 268-7000
Telecopy: (415) 268-7522</td></tr>
</table>

Either party may change its address for notice from time to time by notice to the other party in writing to the other in the manner aforesaid; provided that any such notice of change of address shall only be effective upon actual receipt by the other party.

15.   Miscellaneous

1.1   Attorneys' Fees

In the event of any litigation between the parties with respect to the Property, this Agreement, the Escrow, the performance of their obligations hereunder or the effect of a termination under this Agreement, the losing party shall pay all costs and expenses incurred by the prevailing party in connection with such litigation including, without limitation, reasonable attorneys' fees and disbursements. Any such attorneys' fees and other expenses incurred by either party in enforcing a judgment in its favor under this Agreement shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment. Notwithstanding any provisions of this Agreement to the contrary, the obligations of the parties under this Section 1.1 shall survive any termination of this Agreement and the Closing.

1.2   Gender

Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

1.3   Captions

The captions in this Agreement are inserted only for the purpose of convenient reference and in no way define, limit or prescribe the scope or intent of this Agreement or any part hereof.

1.4 Construction

(a) No provision of this Agreement shall be construed by any Court or other judicial authority against any party hereto by reason of such party's being deemed to have drafted or structured such provisions.

(b) As used herein, the terms "include", "including" and similar terms shall be construed as if followed by the phrase "but not limited to". The terms "hereof", "herein" and "hereunder", and words of similar import, shall be construed to refer to this Agreement as a whole, and not to any particular article or provision, except as expressly so stated.

(c) It is the intent of the parties that all indemnification obligations of the either party set forth in this Agreement shall apply without regard to whether or not (i) the indemnifying party is negligent or otherwise at fault in any respect with regard to the existence or occurrence of any of the matters covered by any such indemnification obligation, or (ii) the indemnifying party otherwise caused or created, or is claimed to have caused or created, the existence or occurrence of any of the matters covered by any such indemnification obligation, whether through its own acts or omissions or otherwise.

1.5 Business Days; Deadlines

As used in this Agreement and any document executed by any party hereto to another party hereto at the Closing, the term "business days" means all days of the year except Saturdays, Sundays, and holidays recognized by the Federal Reserve Bank of San Francisco. If a deadline provided in this Agreement or any document executed by any party hereto to another party hereto at the Closing falls on a day other than a business day, such deadline shall be extended until the first business day thereafter.

1.6 Entire Agreement

This written Agreement, including all Schedules and Exhibits attached hereto (including, but not limited to, the Access Agreement) and documents to be delivered pursuant hereto, shall constitute the entire agreement and understanding of the parties, and there are no other prior or contemporaneous written or oral agreements, undertakings, promises, warranties, or covenants not contained or merged herein. The Schedules and Exhibits attached hereto are hereby incorporated in and made part of this Agreement.

1.7 Recording

The parties agree that this Agreement shall not be recorded. If Buyer causes this Agreement or any notice or memorandum thereof to be recorded, this Agreement shall be null and void at the option of Seller.

1.8 No Continuance

Buyer acknowledges that there shall be no assignment, transfer or continuance of Seller's insurance coverage after the Closing.

1.9   Time of Essence

Time is of the essence of this Agreement. In the computation of any period of time provided for in this Agreement or by law, the day of the act or event from which said period of time runs shall be excluded, and the last day of such period shall be included, unless it is not a business day, in which case the period shall be deemed to run until the next day which is a business day.

1.10   Original Document

This Agreement may be executed by all parties in counterparts in which event each shall be deemed an original, and all of which shall constitute one and the same agreement.

1.11   Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of California.

1.12   Acceptance of Offer

In the event this Agreement is executed only by Buyer or Seller, this Agreement shall be regarded only as an offer to purchase or sell, as applicable, and shall not obligate either Buyer or Seller until this offer is accepted by execution hereof by the other party (the "**Second Party**") and delivered to the party that first executed this Agreement (the "**First Party**"). If the Second Party has not accepted this offer and delivered a fully executed copy of this Agreement to the First Party within five (5) business days after its submission by the First Party, this offer shall be of no force or effect.

1.13   Confidentiality

Buyer and Seller shall each maintain as confidential the terms of this Agreement (including the Purchase Price) and any and all material or information about the other, and, in the case of Buyer and its agents, employees, consultants and contractors, about the Property, and shall not disclose such terms or information to any third party, except, in the case of information about the Property, to Buyer's lender or prospective lenders, equity investors or prospective equity investors, insurance and reinsurance firms, attorneys, accountants, environmental assessment firms and other consultants, as may be reasonably required for the consummation of the transaction contemplated hereunder and/or as required by law; provided that Buyer shall inform such parties as to the confidentiality of such materials and information and use all reasonable efforts to cause such parties to abide by the confidentiality provisions of this Agreement. In addition to, and without limiting the generality of, the foregoing, with respect to any environmental assessment firm employed directly or indirectly by Buyer for the purpose of reviewing or analyzing the condition of the Property, Buyer shall obtain from any such party a confidentiality agreement in the form attached hereto as *Exhibit M* for the benefit of Seller. Buyer shall notify Seller, by facsimile, with a copy by regular mail, at least three (3) business days before Buyer or Buyer's agents, employees or contractors make any disclosure that such party believes is required by law; provided that, if a court order of a court of law with appropriate jurisdiction requires disclosure within a period of less than three (3) business days,

Buyer shall notify Seller by facsimile immediately upon receipt of such order. Further, Buyer agrees not to use or to allow to be used any such information for any purpose other than to determine whether to proceed with the contemplated purchase or to obtain a loan in connection therewith or to obtain insurance. This provision shall survive the Closing or any termination of this Agreement, provided that Buyer shall not be obligated to maintain as confidential any material about the Property after the Closing. However, after Closing, Buyer shall not make any public disclosures mentioning Seller or regarding the provisions of this Agreement or the transaction accomplished at Closing without the prior written consent of Seller. If the purchase and sale of the Property pursuant hereto does not close for any reason, Buyer shall return to Seller all agreements, documents, studies, reports and other materials pertaining to the Property either delivered by Seller or Seller's agents to Buyer pursuant hereto, or, if requested by Seller, obtained by or on behalf of Buyer during Buyer's investigation of the Property (excluding any proprietary materials, such as valuation or asset analysis, projections, software and other materials constituting the work product of Buyer or its agents or consultants). Notwithstanding anything herein to the contrary, each party shall have the right to disclose information relating to the Property to its partners and their direct and indirect owners, and their respective officers, employees, directors and representatives, and the provisions of this Section 1.13 shall in no event apply to information which is or becomes generally available to the public other than as a result of disclosure by such party. The provisions of this Section 15.13 shall not restrict Buyer from disclosures required to comply with federal or state securities laws or other governmental laws or regulations.

1.14   Section 1031 Exchange

Each party agrees to cooperate with the other party (the "**Exchanging Party**") and any escrow holder or exchange facilitator selected by the Exchanging Party in effecting a qualifying exchange or exchanges under Section 1031 of the Federal Code undertaken by the Exchanging Party with respect to the Property, either through assignment of this Agreement by the Exchanging Party to a qualified intermediary or through other means determined by the Exchanging Party, and the non-Exchanging Party shall execute such documents as may be reasonably requested by the Exchanging Party provided that such documents shall not materially increase the non-Exchanging Party's obligations over those otherwise contained in this Agreement. Neither party makes any representation regarding qualification of any exchange under Section 1031 of the Federal Code and shall not be liable to the Exchanging Party in any manner whatsoever if the exchange completed in accordance with this Section 1.14 should not qualify for any reason under Section 1031 of the Federal Code. The Exchanging Party hereby agrees to indemnify, defend and hold the non-Exchanging Party harmless from and against all costs, expenses and liabilities incurred by the non-Exchanging Party in connection with any such exchange, to the extent the same would not have been incurred by the non-Exchanging Party in the absence of such exchange. Notwithstanding anything in this Section 1.14 to the contrary, it is a condition precedent to the non-Exchanging Party's obligation to cooperate with the Exchanging Party in any such exchange that: (i) no material change to the terms of this Agreement results therefrom, (ii) the non-Exchanging shall not be required to acquire or hold title to any other real property for the purpose of consummating the exchange, and (iii) consummation or accomplishment of such an exchange shall not be a condition precedent or a condition subsequent to either party's obligations under this Agreement and shall not delay the Closing.

1.15 Amendment

This Agreement may be amended or modified only by a written agreement subsequently executed by Buyer and Seller.

1.16 Waiver

No waiver of any provision or condition of this Agreement by any party shall be valid unless in writing signed by such party. No such waiver shall be taken as a waiver of any other or similar provision or of any future event, act, or default.

In Witness Whereof, the parties have executed this Agreement as of the date first above written.

Buyer:

Maguire Properties, L.P.,
a Maryland limited partnership

By: Maguire Properties, Inc.
         a Maryland corporation
         its General Partner

         By: */s/ Mark Lammas*
         Name: Mark Lammas
         Title: SVP

Date signed:

Seller:

DL Pacific Center LP,
a Delaware limited partnership

By: G&I III Investment Pacific Center Corp.,
         a Delaware corporation,
         its General Partner

         By: */s/ David Luski*
         Name: David Luski
         Title: Vice President

Date signed: